SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Regis Corporation

(Name of Issuer)

Common Stock, $0.05 par value

(Title of Class of Securities)

758932206

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758932206

1	NAME OF REPORTING PERSON: Torch BRC, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 75,889
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 75,889
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 75,889*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 3.3% (See Item 4 herein)
12	TYPE OF REPORTING PERSON: PN

* The number of shares held by the reporting persons has been adjusted to reflect a twenty-for-one reverse stock split implemented by the issuer on November 29, 2023.

2

1	NAME OF REPORTING PERSON: Springhill Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 75,889
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 75,889
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 75,889*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 3.3% (See Item 4 herein)
12	TYPE OF REPORTING PERSON: OO

* The number of shares held by the reporting persons has been adjusted to reflect a twenty-for-one reverse stock split implemented by the issuer on November 29, 2023.

3

1	NAME OF REPORTING PERSON: James Grosfeld Trust under Agreement dated December 16, 1988, as amended
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 76,798
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 76,798
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 76,798*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 3.4% (See Item 4 herein)
12	TYPE OF REPORTING PERSON: OO

* The number of shares held by the reporting persons has been adjusted to reflect a twenty-for-one reverse stock split implemented by the issuer on November 29, 2023.

4

1	NAME OF REPORTING PERSON: James Grosfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 76,798
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 76,798
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 76,798*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 3.4% (See Item 4 herein)
12	TYPE OF REPORTING PERSON: IN

* The number of shares held by the reporting persons has been adjusted to reflect a twenty-for-one reverse stock split implemented by the issuer on November 29, 2023.

 END OF COVER PAGE

5

The Reporting Persons named in Item 2 below are hereby jointly filing this Amendment No. 1 to Schedule 13G because due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities named in Item 4 below by one of the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13G and any amendments thereto (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 99.1.

Item 1.   (a)            Name of Issuer.

Regis Corporation

(b)            Address of issuer’s principal executive offices.

3701 Wayzata Boulevard, Minneapolis, MN 55416

Item 2.   (a)            Name of person filing.

The persons filing this Schedule 13G are (collectively, the “Reporting Persons”):

1.            Torch BRC, LP, a Delaware limited partnership (“Torch BRC”)

2.            Springhill Investments LLC, a Delaware limited liability company (“Springhill”)

3.            James Grosfeld Trust under Agreement dated December 16, 1988, as amended, a Michigan Trust (the “Grosfeld Trust”); and

4.            James Grosfeld

(b)            Address of principal business office or, if none, residence.

The principal business address of the Reporting Persons is One Towne Square, Suite 1600, Southfield, MI 48076.

(c)            Citizenship.

The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.            Torch – Delaware

2.            Springhill – Delaware

3.            Grosfeld Trust – Michigan

4.            James Grosfeld – United States

(d)            Title of class of securities.

Common Stock, $0.05 par value (the “Common Stock”)

(e)            CUSIP No.

758932206

6

Item 3.

If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership.

				(c) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned		(b) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote		Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Torch BRC, LP	75,889	(1)	3.3%	0	75,889	(1)	0	75,889	(1)
Springhill Investments, LLC	75,889	(1)	3.3%	0	75,889	(1)	0	75,889	(1)
James Grosfeld Trust	76,798	(1)	3.4%	0	76,798	(1)	0	76,798	(1)
James Grosfeld	76,798	(1)	3.4%	0	76,798	(1)	0	76,798	(1)

(1)	Torch holds 75,889 shares of Common Stock, and Grosfeld Trust holds 909 shares of Common Stock. As the general partner of Torch, Springhill may be deemed to exercise voting and investment power over the shares of Common Stock directly held by Torch. As the sole member of Springhill, Grosfeld Trust may be deemed to exercise voting and investment power over the shares of Common Stock directly held by Torch. As the Trustee of Grosfeld Trust, James Grosfeld may be deemed to exercise voting and investment power over the shares of Common Stock directly held by Torch.

* As of January 26, 2024 (based on 2,279,450 shares of Common Stock outstanding as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2023 filed with the SEC on January 31, 2024.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

7

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

    Not applicable.

Item 8.	Identification and Classification of Members of the Group.

    Not applicable.

Item 9.	Notice of Dissolution of Group.

    Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

EXHIBIT NO.	EXHIBITS
99.1	Joint Filing Agreement

8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

Torch BRC, LP

By:	/s/ James Grosfeld
Name:	James Grosfeld
Title:	Manager Springhill Investments LLC, the General Partner

Springhill Investments, LLC

By:	/s/ James Grosfeld
Name:	James Grosfeld
Title:	Manager

James Grosfeld Trust under Agreement dated December 16, 1988, as amended

By:	/s/ James Grosfeld
Name:	James Grosfeld
Title:	Trustee

James Grosfeld

By:	/s/ James Grosfeld
James Grosfeld

9